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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
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                                                                                    Commission File Number  0-18299

                           NOTIFICATION OF LATE FILING

(Check One):      [     ] Form 10-K      [     ] Form 11-K      [     ] Form 20-F      [  X  ] Form 10-Q      [    ]      Form N-SAR

For Period Ended:                                           June 30, 2001
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         [     ] Transition Report on Form 10-K                       [    ] Transition  Report  on  Form 10-Q
         [     ] Transition Report on Form 20-F                       [    ] Transition  Report  on  Form N-SAR
         [     ] Transition Report on Form 11-K

For the Transition Period Ended:
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                                      Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                                      Part I. Registrant Information

Full name of registrant:                               NEWS COMMUNICATIONS, INC.
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Former name if applicable:
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Address of principal executive office (Street and number):             2 Park Avenue
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City, State and Zip Code:                                              New York, NY  10016
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                 Due to certain demands placed on the Registrant's management and finance staff in connection with the sale of its Manhattan Newspaper Group to Manhattan Media Corp. on August 3, 2001, and the resignation of the Registrant's Chief Financial Officer on May 25, 2001, the Registrant is unable to file its Form 10-Q for the period ended June 30, 2001 within the prescribed time period without unreasonable effort and expense.


                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

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                Paul Leishman                 (212)                   689-2500
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                   (Name)                     (Area code)          (Telephone number)
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ X ] Yes      [    ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ X ] Yes      [    ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Registrant anticipates reporting a net loss of approximately $600,000 for the three months ended June 30, 2001 compared to net income of approximately $395,920 for the three months ended June 30, 2000.

                      NEWS COMMUNICATIONS, INC.
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            (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:        August 15, 2001                By:  /s/ James A. Finkelstein
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                                            Name:    James A. Finkelstein
                                            Title:   President